Exhibit 99.30

700 Selkirk House 555 – 4th Avenue S.W. Calgary, Alberta Canada T2P 3E7 Phone: (403) 262-6307 Fax: (403) 261-2792

Anderson Energy Announces 2011 First Quarter Results

Calgary, Alberta, May 16, 2011—Anderson Energy Ltd. (“Anderson Energy” or the “Company”) (TSX:AXL) is pleased to announce its operating and financial results for the three months ended March 31, 2011.

HIGHLIGHTS:

•

Cash flow from operations in the first quarter of 2011 was $10.9 million, up 17% from the fourth quarter of 2010. Total production was 7,726 BOED as compared to 7,000 BOED in the first quarter of 2010. Oil and NGL production in the first quarter of 2011 averaged 2,071 bpd, up 83% from the first quarter of 2010 and 14% from the fourth quarter of 2010. Oil production made up 1,372 bpd of the total and was 298% higher than the first quarter of 2010 and 38% higher than the fourth quarter of 2010.

•

In the first and second quarters of 2011, 19 gross (13.8 net) Cardium horizontal oil wells were drilled. All of these oil wells were placed on production as of May 16, 2011. Current Cardium production is 2,300 to 2,400 BOED (85% oil and NGL).

•

The Board of Directors has approved an increase in the Company’s capital program from $75 million to $115 million. Associated production guidance with this expanded capital program is 7,500 to 8,000 BOED. In 2011, the Company estimates it could drill up to 44 gross (28.6 net) Cardium horizontal oil wells, of which 19 gross (13.8 net) have been drilled to date in 2011.

•

On May 13, 2011, the Company entered into an agreement with its lenders to renew its credit facilities and increased the total amount of its facilities from $125 million to $135 million, subject to execution of customary documentation and normal closing conditions.

•

Drill ready Cardium horizontal oil location inventory stands at 188 gross (116.2 net) locations, a 36% increase since December 31, 2010 and a 4.5% increase since our March 28, 2011 press release. The Company has increased the Cardium prospective land that it owns or controls to 115 gross (68.3 net) sections (85% in the oil fairway). Using an industry standard disclosure of three wells per section drilling density, the drilling inventory would be 204 net locations.

•

In Garrington, current working interest production is 1,300 BOPD from 17 net Cardium horizontal oil wells. Tank battery and gathering system consolidation and pipeline connections are ongoing and are expected to be complete by August 2011.

•

The Company has recently completed its best performing well in the Garrington field. This 100% working interest well was fracture stimulated with a 19 stage gelled water frac and has flowed back 4,000 bbls of reservoir oil in its first seven days of production, at varying rates of 278 to 1,144 BOPD and at time of writing of this press release was flowing at 300 BOPD.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31		% Change
(thousands of dollars, unless otherwise stated)	2011	2010 *
Oil and gas sales	$25,586	$23,265	10%
Revenue, net of royalties	$23,283	$19,871	17%
Funds from operations	$10,868	$10,435	4%
Funds from operations per share (basic and diluted)	$0.06	$0.06	—
Net income (loss) before effect of impairment	$(3,681)	$256	(1538%)
Net income (loss) per share before effect of impairment (basic and diluted)	$(0.02)	$—	(100%)
Net loss	$(3,681)	$(44,444)	92%
Net loss per share (basic and diluted)	$(0.02)	$(0.27)	92%

Capital expenditures, including acquisitions net of dispositions	$42,354	$33,227	27%

Bank loans plus cash working capital deficiency	$102,971	$65,753	57%
Convertible debentures	$43,679	$—	100%
Shareholders’ equity	$178,628	$258,292	(31%)

Average shares outstanding (thousands)
Basic	172,504	163,811	5%
Diluted	172,504	163,811	5%
Ending shares outstanding (thousands)	172,545	172,400	—
Average daily sales
Natural gas (Mcfd)	33,931	35,221	(4%)
Oil (bpd)	1,372	345	298%
NGL (bpd)	699	785	(11%)
Barrels of oil equivalent (BOED)	7,726	7,000	10%
Average prices
Natural gas ($/Mcf)	$3.58	$5.22	(31%)
Oil ($/bbl)	$84.71	$75.47	12%
NGL ($/bbl)	$65.97	$56.68	16%
Barrels of oil equivalent ($/BOE)**	$36.80	$36.93	—
Realized loss on derivative contracts ($/BOE)	$(0.57)	$—	(100%)
Royalties ($/BOE)	$3.31	$5.39	(39%)
Operating costs ($/BOE)	$10.96	$10.91	—
Operating netback ($/BOE)	$21.96	$20.63	6%
General and administrative, excluding stock-based compensation ($/BOE)	$3.80	$3.05	25%
Wells drilled (gross)	15	26	(42%)

* 2010 results have been restated to conform with International Financial Reporting Standards.

** Includes royalty and other income classified with oil and gas sales, but excludes realized and unrealized losses on derivative contracts.

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	2

OPERATIONS:

Cardium Horizontal Oil. In the first quarter of 2011, 15 gross (11.3 net revenue) Cardium horizontal oil wells were drilled. To date in the second quarter of 2011, the Company has drilled 4 gross (2.5 net revenue) Cardium horizontal oil wells. From May 1, 2010 to May 16, 2011, the Company has placed 41 gross (29.2 net) wells on production. Cardium production was approximately 2,300 to 2,400 BOED (85% oil and NGL) as of May 16, 2011. Oil and NGL production for the three months ended March 31, 2011 was 2,071 bpd, up substantially from 1,130 bpd in the first quarter of 2010. Of this number, 1,372 bpd or 66% is crude oil production, compared to 345 bpd or 31% in the first quarter of 2010. The Company plans to drill 44 gross (32.7 net capital, 28.6 net revenue) Cardium horizontal oil wells in 2011. A summary of Cardium horizontal well activity since the first quarter of 2010 is shown below:

	Wells Drilled		Wells On Production
Cardium Cumulative Drilling Program	Gross	Net	Gross	Net
Up to May 12, 2011	41	29.2	41	29.2
Estimated up to December 31, 2011	66	44.0	66	44.0

“Net” is net revenue interest earned.

The Company’s Cardium prospective land inventory is 115 gross (68.3 net) sections, which has appreciated 4% since the last update on March 28, 2011. Approximately 85% of the Company’s Cardium lands are in the oil prone fairway and the balance is in the gas prone fairway. Using geological mapping and offset production information, the Company has high-graded a location list to drill in the oil prone fairway. The list includes 188 gross (116.2 net) horizontal locations to be drilled in the next few years (including wells drilled to date). Each location is a development location that is technically feasible and not contingent upon the drilling of other wells. Successful drilling of these wells, drilling by third parties offsetting Company lands and new land deals have increased the count by 4.5% since the March 28, 2011 press release. The Company does not include prospective locations from the gas prone fairway until natural gas prices improve. The Company continues to explore opportunities to increase its land position in the play through acquisitions and farm-ins in its existing areas of focus and to improve operating efficiencies in the drilling and completion of wells. A more detailed discussion and review of the Cardium drilling program and go forward plans is shown in the investor presentation at www.andersonenergy.ca.

In February 2011, the Company switched from oil based fracture stimulations to water based fracture stimulations of the Cardium. Well performance has been encouraging and the Company is planning to conduct future fracture stimulations with water. The capital cost savings of this change has been approximately $500,000 per well. The Company estimates its go forward drill, complete, equip and tie-in costs for the Cardium horizontal program with water based fracture stimulation to be approximately $2.6 million per well in the Garrington field and $3.0 to $3.2 million per well in other properties.

In the Garrington field, the Company has drilled 23 gross (17.0 net) Cardium horizontal wells to date, with 40 gross (26.6 net) locations remaining to be drilled. The Company’s first well in Garrington came on-stream on May 1, 2010. Since then, the Company has grown its Garrington working interest production to 1,300 BOPD (1,470 BOED including solution gas and NGL).

The Company has recently completed its best performing well in the Garrington field. This 100% working interest well was fracture stimulated with a 19 stage gelled water frac and has flowed back 4,000 bbls of reservoir oil in its first seven days of production, at varying rates of 278 to 1,144 BOPD and at time of writing of this press release was flowing at 300 BOPD.

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	3

In Garrington, the Company is currently in the process of connecting all of it single well batteries and field satellites to its central 15-34 tank battery. The 100% owned facility will ultimately be connected by Plains Midstream Canada to the Rangeland Pipeline system. This facility is attracting third party volumes and so also represents an attractive source of processing fee income for the Company.

The Company will be conducting a reservoir simulation study to plan its waterflood for the Garrington field. The Company is planning to conduct a water injectivity test in the fourth quarter of 2011 and be in a position to inject water in 2012.

The Company has been primarily focused on drilling Cardium A sand horizontal wells. In the first quarter of 2011, the Company made a new discovery in a Cardium B sand with a horizontal well and is planning to pursue both the A and B sands in that particular area.

PRODUCTION

For the quarter ended March 31, 2011, the Company averaged 7,726 BOED, with oil and NGL volumes representing 27% of total volumes. Oil and NGL production is 83% higher than the first quarter of 2010 due to increasing Cardium oil volumes. The Company had a very successful first quarter drilling and completing Cardium oil wells. The production impact from these wells is expected in the second quarter of 2011, with second quarter oil production estimated to be 35 to 40% higher than first quarter oil production.

The following graph illustrates the growth in Cardium production since inception of the play in the first quarter of 2010. The graph shows the contribution to production since October 2010 from net wells completed and brought on production in 2010 and to date in 2011. The graph illustrates how the Company has been able to ramp up its Cardium production in the past few months and also illustrates how quickly the production curve stabilizes.

Cardium Production Growth

(BOED, 85% oil and NGL)

The numbers in brackets in the legend are the net number of wells included in the data above.

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	4

FINANCIAL RESULTS

Capital expenditures, net of dispositions and drilling incentive credits, were $42.4 million in the first quarter of 2011 with $38.9 million spent on drilling and completions before drilling incentive credits and $7.1 million spent on facilities. This compares to capital expenditures of $33.2 million in the first quarter of 2010.

The Company’s funds from operations were $10.9 million in the first quarter of 2011 compared to $10.4 million in the first quarter of 2010. The Company’s average crude oil and natural gas liquids sales price in the first quarter of 2011 was $78.39 per barrel compared to $62.43 per barrel in the first quarter of 2010. The Company realized a loss of $0.4 million on WTI Canadian fixed price oil contracts in the first quarter of 2011, which negatively impacted funds from operations. WTI oil prices averaged US$94.10 per barrel in the first quarter of 2011 and are estimated to be higher in the second quarter based on prices to date. The Company has entered into fixed price oil swaps for 2011 and 2012. The WTI Canadian prices are on these contracts range between $88.45 per bbl to $107.00 per bbl. The Company’s average natural gas sales price was $3.58 per Mcf in the first quarter of 2011 compared to $5.22 per Mcf in first quarter of 2010. The Company’s operating netback was $21.96 per BOE in the first quarter of 2011 compared to $20.63 per BOE in the first quarter of 2010. The increase in the operating netback was primarily due to the increase in oil and NGL prices and volumes.

	Average wellhead natural gas price ($/Mcf)		Revenue ($/BOE)	Net operating income ($/BOE)	Cash flow ($/BOE)
2009 *	3.95		27.74	15.07	11.26
2010 *	3.96		31.31	17.44	13.22
First quarter of 2011	3.58		36.80	21.96	15.63
2011 estimate ($87 to $105 WTI** plus oil hedge program)	3.65	**	40.00 to 42.00	26.00 to 28.00	19.00 to 21.00
First quarter of 2012 estimate ($100 to $110 WTI** plus oil hedge program)	4.00	**	50.00 to 52.00	36.00 to 38.00	28.00 to 30.00

* 2009 results have not been restated to conform with International Financial Reporting Standards. 2010 results have been restated to conform with International Financial Reporting Standards

** estimate

As the Company increases its oil production, its revenue per BOE, net operating income per BOE and cash flow per BOE should increase and the Company expects to reposition itself to achieve profitability by 2012. Operating expenses in 2011 were $10.96 per BOE, which was 6% lower than fourth quarter 2010 due to one time adjustments recorded in the fourth quarter of 2010. Operating expenses continue to be affected by start-up costs associated with the new Cardium production.

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	5

2011 CAPITAL PROGRAM

The Company’s Board of Directors has approved an increase in the Company’s capital program from $75 million to $115 million. Associated production guidance with this capital program is 7,500 to 8,000 BOED (33% Oil and NGL). In 2011, the Company estimates it could drill up to 44 gross (28.6 net) Cardium horizontal oil wells, of which 19 gross (13.8 net) have been drilled to date.

On May 13, 2011, the Company entered into an agreement with its lenders to renew its credit facilities and increase the total facilities to $135 million, subject to execution of customary documentation and normal closing conditions.

COMMODITY CONTRACTS

As part of its price management strategy, the Company has entered into fixed price swap contracts based on the NYMEX crude oil price in Canadian dollars. The average of those contracts for volume and price are summarized below:

Period	Weighted average volume (bbls)	Weighted average Canadian WTI ($/bbl)
April 1, 2011 to June 30, 2011	1,168	90.97
July 1, 2011 to September 30, 2011	1,500	94.16
October 1, 2011 to December 31, 2011	1,500	94.18
January 1, 2012 to March 31, 2012	1,500	104.63
April 1, 2012 to December 31, 2012	1,000	103.93

The business reasons for hedging are to protect the Company’s capital program and support its bank borrowing base. Hedging oil at current prices achieves those objectives. As the Company continues to grow its oil production, it will evaluate the merits of additional commodity hedging as part of a price management strategy.

OUTLOOK

Oil prices continue to remain strong, but volatile, due to increasing demand and ongoing geopolitical events in the world. The Company was able to move up the learning curve in the Cardium play in 2010 and in the first quarter of 2011 with its drilling, completion and production initiatives. The Company is very focused on increasing its land position in the Cardium and utilizing new technologies to lower costs and enhance well performance. The addition of water based fracture stimulation in February 2011 is one example of new initiatives. At WTI Canadian oil prices of $100 per bbl, operating netbacks in the Cardium program are approximately $75.00 per BOE as compared to operating netbacks in the Edmonton Sands shallow gas program of $15.00 per BOE.

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	6

Second quarter oil production is estimated to be 35 to 40% higher than first quarter oil production. The Company’s goal is to grow its oil production to achieve 50% of total production from oil and NGL by sometime in 2012. By the end of 2011, the Company estimates it will have 44 net Cardium horizontal wells on production, up 50% from today. The Company has increased its Cardium development drilling inventory by 36% since December 31, 2010 and is becoming one of the industry leaders in lower capital costs. The Company believes it is well positioned in the Cardium horizontal oil play and believes the results from the winter drilling program will help to peel the natural gas label off the Company’s stock price and reward the shareholders with more of an oil company evaluation. As the Company grows its oil production in each quarter of 2011, the impact that this higher priced commodity will have on its cash flow is expected to be significant.

The Company is planning to commence its summer drilling program with four drilling rigs when ground conditions permit.

The Company invites its shareholders to attend the annual meeting on May 16, 2011 at the Metropolitan Centre in Calgary at 2:00 pm MDT and encourages anyone interested in further details on the Company to visit the Company’s website at www.andersonenergy.ca.

Brian H. Dau

President & Chief Executive Officer

May 16, 2011

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	7

This page has been left blank intentionally. The Company’s Management’s Discussion and Analysis for the three months ended March 31, 2011 and the Company’s Interim Consolidated Financial Statements as at March 31, 2011 have been filed under separate cover.

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	8

ADVISORY

Certain information regarding Anderson Energy Ltd. in this news release including, without limitation, management’s assessment of future plans and operations, benefits and valuation of the development prospects described herein, number of locations in drilling inventory and wells to be drilled, timing and location of drilling and tie-in of wells and the costs thereof, productive capacity of the wells, timing of and construction of facilities, expected production rates, dates of commencement of production, amount of capital expenditures and timing thereof, value of undeveloped land, extent of reserves additions, ability to attain cost savings, drilling program success, impact of changes in commodity prices on operating results, impact of changes to the royalty regime applicable to the Company, including payment of drilling incentive credits, commodity price outlook and general economic outlook may constitute forward-looking statements under applicable securities laws and necessarily involve risks and assumptions made by management of the Company including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, operating and other costs, unexpected decline rates in wells, wells not performing as expected, incorrect assessment of the value of acquisitions and farm-ins, failure to realize the anticipated benefits of acquisitions and farm-ins, delays resulting from or inability to obtain required regulatory approvals, changes to government regulation and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Anderson Energy’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Anderson Energy’s website (www.andersonenergy.ca).

Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Anderson Energy does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Disclosure provided herein in respect of barrels of oil equivalent (BOE) may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	9

Corporate Information

Head Office

700 Selkirk House

555 4th Avenue S.W.

Calgary, Alberta

Canada T2P 3E7

Phone (403) 262-6307

Fax (403) 261-2792

Website www.andersonenergy.ca

Directors

J.C. Anderson

Calgary, Alberta

Brian H. Dau

Calgary, Alberta

Christopher L. Fong (1)(2)(3)

Calgary, Alberta

Glenn D. Hockley (1)(3)

Calgary, Alberta

David J. Sandmeyer (2)(3)

Calgary, Alberta

David G. Scobie (1)(2)

Calgary, Alberta

Member of:

(1)	Audit Committee
(2)	Compensation & Corporate Governance Committee
(3)	Reserves Committee

Auditors

KPMG LLP

Independent Engineers

GLJ Petroleum Consultants

Legal Counsel

Bennett Jones LLP

Registrar & Transfer Agent

Valiant Trust Company

Stock Exchange

The Toronto Stock Exchange

Symbol AXL, AXL.DB

Contact Information

Anderson Energy Ltd.

Brian H. Dau

President & Chief Executive Officer

(403) 262-6307

Officers

J.C. Anderson

Chairman of the Board

Brian H. Dau

President & Chief Executive Officer

David M. Spyker

Chief Operating Officer

M. Darlene Wong

Vice President Finance, Chief Financial

Officer & Secretary

Blaine M. Chicoine

Vice President, Operations

Sandra M. Drinnan

Vice President, Land

Philip A. Harvey

Vice President, Exploitation

Jamie A. Marshall

Vice President, Exploration

Patrick M. O’Rourke

Vice President, Production

Abbreviations used

AECO – intra-Alberta Nova inventory transfer price

bbl – barrel

bpd – barrels per day

Mstb – thousand stock tank barrels

BOE – barrels of oil equivalent

BOED – barrels of oil equivalent per day

BOPD – barrels of oil per day

MBOE – thousand barrels of oil equivalent

GJ – gigajoule

Mcf – thousand cubic feet

Mcfd – thousand cubic feet per day

MMcf – million cubic feet

MMcfd – million cubic feet per day

NGL – natural gas liquids

WTI – West Texas Intermediate

ANDERSON ENERGY LTD. PRESS RELEASE MAY 16, 2011	10